SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                        _______________________________




                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        _______________________________



                            CALIFORNIA JOCKEY CLUB
                         BAY MEADOWS OPERATING COMPANY
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   072443203
                                (Cusip Number)

                        _______________________________


                              MR. DAVID H. LESSER
                           HUDSON BAY PARTNERS, L.P.
                              2 WEST 45TH STREET
                                   SUITE 908
                           NEW YORK, NEW YORK 10036
                                (212) 371-6422
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                        _______________________________


                                   COPY TO:
                           Robert E. King, Jr., Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000


                        _______________________________


                                 JUNE 10, 1996
            (Date of event which requires filing of this statement)


_______________________________________________________________________________

<square>      Check box if the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

<checked-box> Check box if a fee is being paid with the statement.
_______________________________________________________________________________

                             Page 1 of 10
                        Exhibit Index at Page 9

CUSIP No. 072443203             13D                                               Page 2 of 10 Pages

________________________________________________________________________________________________
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             HUDSON BAY PARTNERS, L.P.
________________________________________________________________________________________________
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                               (a) <checked-box>
                                                                               (b) <square>
________________________________________________________________________________________________
  3.       SEC USE ONLY
________________________________________________________________________________________________
  4.       SOURCES OF FUNDS
                             WC
________________________________________________________________________________________________
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                                    <square>
________________________________________________________________________________________________
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE
________________________________________________________________________________________________

________________________________________________________________________________________________
                                     7.       SOLE VOTING POWER

           NUMBER OF                                  275,500*
                                  ______________________________________________________________
             UNITS                   8.       SHARED VOTING POWER

         BENEFICIALLY                                 275,500*
                                  ______________________________________________________________
           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                     275,500*
                                  ______________________________________________________________
           REPORTING                10.       SHARED DISPOSITIVE POWER

          PERSON WITH                                 275,500*
________________________________________________________________________________________________

 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             275,500
________________________________________________________________________________________________
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                          <square>

________________________________________________________________________________________________
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             4.8%
________________________________________________________________________________________________
 14.       TYPE OF REPORTING PERSON

                              PN
________________________________________________________________________________________________

* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 275,500 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

CUSIP No. 072443203             13D                                               Page 3 of 10 Pages

________________________________________________________________________________________________
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             DAVID H. LESSER
________________________________________________________________________________________________
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                               (a) <checked-box>
                                                                               (b) <square>
________________________________________________________________________________________________
  3.       SEC USE ONLY
________________________________________________________________________________________________
  4.       SOURCES OF FUNDS
                             PF
________________________________________________________________________________________________
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                                    <square>
________________________________________________________________________________________________
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             UNITED STATES
________________________________________________________________________________________________

________________________________________________________________________________________________
                                     7.       SOLE VOTING POWER

           NUMBER OF                                  12,800
                                  ______________________________________________________________
             UNITS                   8.       SHARED VOTING POWER

         BENEFICIALLY                                 275,500*
                                  ______________________________________________________________
           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                     12,800
                                  ______________________________________________________________
           REPORTING                10.       SHARED DISPOSITIVE POWER

          PERSON WITH                                 275,500*
________________________________________________________________________________________________

 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             288,300*
________________________________________________________________________________________________
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                          <square>

________________________________________________________________________________________________
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.0%
________________________________________________________________________________________________
 14.       TYPE OF REPORTING PERSON

                              IN
________________________________________________________________________________________________

* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 275,500 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

ITEM 1.    SECURITY AND ISSUER.

     This Schedule 13D (this "Schedule") relates to paired shares of common stock, par value $.01 per share ("Shares"), of California Jockey Club, a Delaware corporation, and Bay Meadows Operating Company, a Delaware corporation (collectively, the "Issuer"). The principal executive offices of the Issuer are located at Bay Meadows Racecourse, 2600 South Delaware Street, P.O. Box 1117, San Mateo, California 94403.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) The persons filing this statement are Hudson Bay Partners, L.P., a Delaware limited partnership ("Hudson Bay") of which Hudson Bay Partners, Inc., a New York corporation, is the general partner (the "General Partner"), and David H. Lesser (each, a "Filing Person" and collectively, the "Filing Persons"). The principal executive offices of Hudson Bay and the General Partner and the principal business address of Mr. Lesser are located at 2 West 45th Street, Suite 908, New York, New York 10036. Hudson Bay's principal business is investments. The General Partner's principal business is acting as general partner of Hudson Bay. Mr. Lesser is the sole director and executive officer of the General Partner; Mr. Lesser's current principal occupation is to serve as President of the General Partner.

     (d)-(e) During the last five years, neither Hudson Bay, the General Partner, nor Mr. Lesser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Hudson Bay used funds from its working capital and capital contributions of its partners for the purchases described in Item 5(c) below. Mr. Lesser used his personal funds for the purchases described in Item 5(c) below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           The Filing Persons acquired the Shares described at Item 5(c) below for investment purposes. The Filing Persons have recently held discussions with the Issuer regarding the possibility of an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, and the Filing Persons have been advised that the Issuer may have had similar discussions with other third parties concerning a potential transaction of that nature. The Filing Persons intend to continue to consider various alternative courses of action and will in the future take such actions with respect to their respective equity ownership in the Issuer as each Filing Person deems appropriate in light of the circumstances existing from time to time. Such actions may include making recommendations to management concerning various business strategies, acquisitions, dividend policies and other matters, pursuing a transaction or transactions involving a change in control of the Issuer or such other actions as each Filing Person may deem appropriate. Such actions also may involve the purchase of additional Shares or, alternatively, may involve the sale of all or a portion of the Shares beneficially owned by such Filing Person in the open market or in privately negotiated transactions to one or more purchasers.

     Except as described herein, neither Hudson Bay, the General Partner, nor Mr. Lesser has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 275,500 Shares of the Issuer, constituting approximately 4.8% of the outstanding Shares of the Issuer. Mr. Lesser is the record and beneficial owner of 12,800 Shares of the Issuer, constituting approximately 0.2% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 275,500 Shares owned by Hudson Bay; Mr. Lessor expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 12,800 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 275,500 Shares owned by Hudson Bay. The General Partner owns no Shares, except indirectly as general partner of Hudson Bay.

     (c) On May 29, Hudson Bay purchased 248,800 Shares (representing 4.3% of the total Shares outstanding) at $16.75 per Share, pursuant to a privately negotiated transaction, for an aggregate purchase price of $4,167,400. From June 5 through June 10, 1996, Hudson Bay purchased through a series of open-market purchases detailed on Schedule I hereto an aggregate 26,700 Shares, representing 0.5% of the total Shares outstanding, for a total consideration of $449,741.00. No other purchase of Shares by Hudson Bay was made within the past 60 days.

           From May 17 through May 30, 1996, Mr. Lesser purchased an aggregate 2,750 Shares, representing 0.05% of the total Shares outstanding, through a series of open-market purchases detailed on Schedule I hereto, for a total consideration of $47,538.65. No other purchase of Shares by Mr. Lesser was made within the past 60 days.

           The General Partner has not purchased any Shares of the Issuer within the last 60 days.

     (d)-(e) Not applicable.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any Filing Person or the General Partner and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 7.3     Agreement   of   Joint  Filing  between  Hudson  Bay
                           Partners, L.P., and David H. Lesser, dated July 18, 1996.

                               SCHEDULE I

                          OPEN MARKET PURCHASES
                    BY FILING PERSONS IN LAST 60 DAYS



HUDSON BAY PARTNERS, L.P.

    DATE OF                                   PRICE PAID
    PURCHASE            NUMBER OF SHARES      PER SHARE        AGGREGATE PRICE
     6/5/96               9,700               $16.750          $162,766.00
     6/6/96               7,000                16.875           119,175.00
     6/10/96             10,000                16.750           167,800.00




DAVID H. LESSER

    DATE OF                                   PRICE PAID
    PURCHASE            NUMBER OF SHARES      PER SHARE        AGGREGATE PRICE
    5/17/96               1,000               $17.250          $17,283.10
    5/28/96                 750                17.375           13,064.35
    5/28/96                 500                17.250            8,658.10
    5/30/96                 500                17.125            8,533.10

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 1996

                            HUDSON BAY PARTNERS, L.P.

                            By: Hudson Bay Partners, Inc.,
                                General Partner

                                By:   /S/ DAVID H. LESSER
                                      ____________________________
                                      David H. Lesser
                                      President



                            By:   /S/ DAVID H. LESSER
                                  ________________________________
                                  David H. Lesser, individually

                              EXHIBIT INDEX


                                                                                           SEQUENTIAL
  EXHIBIT NO.        DESCRIPTION                                                           PAGE NUMBER
    7.1              Agreement  of  Joint Filing between Hudson Bay                           10
                     Partners, L.P. and David  H. Lesser, dated July 18,
                     1996.

                               EXHIBIT 7.1



                        AGREEMENT OF JOINT FILING


       Hudson Bay Partners,  L.P.  and  David  H.  Lesser hereby agree that the

Statement on Schedule 13D to which this agreement is attached as an exhibit, as well  as all future amendments to such Statement, shall  be  filed  jointly  on behalf of each of them.  This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.



Dated:  July 18, 1996



                                      HUDSON BAY PARTNERS, L.P.

                                      By:   Hudson Bay Partners, Inc.,
                                            General Partner


                                            By:  /S/ DAVID H. LESSER
                                                 ____________________________
                                                 Name: David H. Lesser
                                                 Title: President



                                      By:   /S/ DAVID H. LESSER
                                            _________________________________
                                            David H. Lesser, individually